Protagenic Therapeutics, Inc.

149 Fifth Avenue

New York, N 10010

February 7, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street N.W.

Washington, DC 20549

Attention: Danilo Castelli

Re:	Protagenic Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-213671)

Dear Mr. Castelli:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Protagenic Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:00 p.m., Eastern Standard Time, on February 8, 2017.

In connection with the acceleration of the Registration Statement, the Company hereby acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Louis Lombardo of Meister Seelig & Fein LLP at (212) 655-3500 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

Protagenic Therapeutics, Inc.

By:	/s/ Alexander K. Arrow
Alexander K. Arrow, M.D., CFA
Chief Financial Officer